File No. 70-8963

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

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                                  AMENDMENT NO. 4 TO
                                       FORM U-1
                               APPLICATION-DECLARATION
                                        under
                                         the
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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     National Fuel Gas Company          National Fuel Gas
     10 Lafayette Square                 Distribution Corporation
     Buffalo, New York  14203           10 Lafayette Square
                                        Buffalo, New York  14203

     National Fuel Gas                  Seneca Resources Corporation
       Supply Corporation               10 Lafayette Square
     10 Lafayette Square                Buffalo, New York  14203
     Buffalo, New York  14203

     Utility Constructors, Inc.         Highland Land & Minerals, Inc.
     East Erie Extension                10 Lafayette Square
     Linesville, Pennsylvania 16424     Buffalo, New York 14203

     Leidy Hub, Inc.                    Data-Track Account
     10 Lafayette Square                 Services, Inc.
     Buffalo, New York 14203            10 Lafayette Square
                                        Buffalo, New York 14203

     National Fuel Resources, Inc.      Horizon Energy
     478 Main Street                     Development, Inc.
     Buffalo, New York 14202            10 Lafayette Square
                                        Buffalo, New York 14203

                      (Names of companies filing this statement
                    and addresses of principal executive offices)

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                              NATIONAL FUEL GAS COMPANY

                       (Name of top registered holding company)

                    ---------------------------------------------


     Philip C. Ackerman                 William T. Baker, Jr., Esq.
     Senior Vice President              Robert J. Reger, Jr., Esq.
     National Fuel Gas Company          Reid & Priest LLP
     10 Lafayette Square                40 West 57th Street
     Buffalo, New York  14203           New York, New York  10019

                     (Names and addresses of agents for service)

     Item 1.   Description of Proposed Transactions.

               Paragraph 1.6 of Item 1 is revised in its entirety to read as follows:

          "1.6 Management of the Project and Affiliate Transactions.  The
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     Special Purpose Entities shall be managed by the Affiliate and Tennessee
     Affiliate with voting rights commensurate to their individual ownership interests. The Affiliate will have the right to nominate no more than two persons to provide support to the Special Purpose Entities to develop the Project from commercial, engineering, design and construction standpoints.

          In the future, Seneca Resources Corporation, a wholly-owned subsidiary of National currently engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in the Gulf Coast of Texas and Louisiana, in California and in the Appalachian region of the United States, and other National system companies as well as Supply may contract to become a shipper on the Project.

          The Affiliate or the Special Purpose Entities may contract with associate companies in the National system which are not public-utility companies for goods or services.

          Pursuant to rule 16, Tennessee and all of its affiliates as well as the Special Purpose Entities will be exempt from all obligations, duties or liabilities imposed upon them by the Act as subsidiary companies or affiliates of a registered holding company. The transactions proposed herein are conditioned on the applicability of such exemption.

          National specifically undertakes that it will not seek recovery through higher rates to National system utility company customers to compensate it for any possible loss that it might sustain by reason of the proposed Project, or for any inadequate returns on such investment."

     Item 3.   Applicable Statutory Provisions.

          Paragraph 3.2 of Item 3 is revised in its entirety to read as follows:

          "3.2 General Provisions.  The proposal herein is subject to sections
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     6(a), 7, 9(a), 10, 11, 12(b) and 13 and rules 16, 45 and 54 thereunder.
     If, however, the Securities and Exchange Commission ("Commission") considers the proposed transactions to require any authorization, approval or exemption, under any section of the Act or rule or regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested."

     Item 5.   Procedures.

          The fourth paragraph of Item 5 is revised in its entirety to read as follows:

          "The Rule 24 certificates will also contain a summary of services or goods provided by non-utility associate companies of National to the Affiliate or the Special Purpose Entities. This summary will detail the services or goods provided, identify the company providing the same, the total full-time equivalent employees involved in such service activities during the reporting period and the charge for such service or goods and the method of calculating such charge."

                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


     NATIONAL FUEL GAS COMPANY          NATIONAL FUEL GAS DISTRIBUTION
                                         CORPORATION

     By  /s/ P.C. Ackerman              By  /s/ David F. Smith
        -------------------------          ------------------------
          Name: P.C. Ackerman                Name: David F. Smith
          Title: Senior Vice President       Title: Senior Vice
                                                       President


     NATIONAL FUEL GAS SUPPLY           SENECA RESOURCES CORPORATION
       CORPORATION

     By  /s/ Richard Hare               By  /s/ James A. Beck
        ------------------------           ------------------------
          Name: Richard Hare                 Name: James A. Beck
          Title: President                   Title: President


     UTILITY CONSTRUCTORS, INC.         HIGHLAND LAND & MINERALS, INC.

     By  /s/ David F. Smith             By  /s/ P.C. Ackerman
        ------------------------           ------------------------
          Name: David F. Smith               Name: P.C. Ackerman
          Title: Secretary                   Title: President


     LEIDY HUB, INC.                    DATA-TRACK ACCOUNT
                                         SERVICES, INC.

     By  /s/ Walter E. DeForest         By  /s/ David F. Smith
        ------------------------           ------------------------
          Name: Walter E. DeForest           Name: David F. Smith
          Title: President                   Title: Secretary


     NATIONAL FUEL RESOURCES, INC.      HORIZON ENERGY
                                         DEVELOPMENT, INC.

     By  /s/ R.J. Tanski                By  /s/ Bruce H. Hale
        ------------------------           ------------------------
          Name: R.J. Tanski                  Name: Bruce H. Hale
          Title: Secretary                   Title: Vice President


     DATED:  February 26, 1997